Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-10/A (No. 333-229756) of Sandstorm Gold Ltd. of our report dated February 13, 2020 relating to the financial statements and effectiveness of internal control over financial reporting of Sandstorm Gold Ltd., which appears in Sandstorm Gold Ltd.’s current report on Form 6-K filed on February 13, 2020.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 13, 2020